Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

February 14, 2011

Sanofi-aventis

Form 20-F for the fiscal year ended December 31, 2009

Filed March 12, 2010

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on January 20, 2011 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Pharmaceutical Products

Clinical portfolio, page 42

1.

We acknowledge your response and proposed disclosure to our comment one and we reissue our comment in part. In addition to your proposed disclosure, please provide us proposed disclosure for future filings that discloses the costs incurred by the various distinct fields (i.e., metabolic disorders, oncology, cardiovascular, thrombosis, central nervous system, internal medicine, ophthalmology and vaccines) during each period presented and to date.

Response:

With the exception of vaccines, for which Sanofi-Aventis has provided segmented income statement information including for the “research and development expenses” line item, the fields cited do not correspond to reporting segments. These fields are groupings for convenience of presentation only, and their use and definition can vary over time and are not directly comparable to fields used by other issuers (e.g., the choice of grouping thrombosis apart from cardiovascular is done for narrative purposes to highlight the importance of antithrombotics in the current portfolio).

174, avenue de France - 75013 PARIS - FRANCE - Tél. : +33 1.53.77.40.00 - Fax : +33 1.53.77.41.33 - www.sanofi-aventis.com

Sanofi-aventis - Siège Social : 174, avenue de France - 75013 Paris - France - S.A. au capital de 2 621 491 268 € - 395 030 844 R.C.S. Paris - code APE 7010 Z

No project in our portfolio accounts for 5% or more of the “research and development” line item in the period under review. Therefore we do not believe disclosing the breakdown of costs incurred in the various distinct fields or projects is meaningful to investors. In the future, to the extent that the research and development expenses for a particular project are significant at the 5% level for this line item, we will include appropriate disclosure.

Notes to the consolidated Financial Statements

D.5. Impairment of property, plant and equipment, goodwill and intangibles, F-50

2.

We acknowledge your response to our comment two. Please provide us proposed revised disclosure of your asset impairment policy note in Note B.6.1. to be included in future filings. At a minimum, please ensure that this disclosure :

•	Clarifies how you use both post-tax and pre-tax cash flows in estimating value in uses ;

•	Clarifies how your use of post-tax assumptions does not result in a value in use that is materially different from the pre-tax assumptions used ;

•	Specifically identifies the post-tax discount rates used ; and

•	Specifically identifies the pre-tax discount rate.

Response:

Please note that details regarding discount rates pre-tax and post-tax are disclosed in note D.5. which is enclosed together with note B.6.1 of our draft 2010 financial statements. The sections modified to include revised disclosures have been underlined in the text hereafter.

B.6.1. Impairment of property, plant and equipment and intangible assets

Assets that generate separate cash flows and assets included in cash-generating units (CGUs) are assessed for impairment in accordance with IAS 36 (Impairment of Assets) when events or changes in circumstances indicate that the asset or CGU may be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Under IAS 36, each CGU to which goodwill is allocated must (i) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes, and (ii) not be larger than an operating segment determined in accordance with IFRS 8 (Operating Segments), before application of the IFRS 8 aggregation criteria. Consequently, the CGUs used by sanofi-aventis to test goodwill for impairment correspond to the geographical sub-segments of each operating segment.

Quantitative and qualitative indications of impairment (primarily relating to pharmacovigilance, patent litigation and the launch of competing products) are reviewed at each reporting date. If there is any internal or external indication of impairment, the Group estimates the recoverable amount of the asset or CGU.

Intangible assets not yet available for use (such as capitalized in-process research and development), and CGUs that include goodwill, are tested for impairment annually whether or not there is any indication of impairment, and more frequently if any event or circumstance indicates that they might be impaired. These assets are not amortized.

When there is an internal or external indication of impairment, the Group estimates the recoverable amount of the asset and recognizes an impairment loss when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell or its value in use. To determine the value in use, the Group uses estimates of future cash flows generated by the asset or CGU, prepared using the same methods as those used in the initial measurement of the asset or CGU on the basis of medium-term plans.

In the case of goodwill, estimates of future cash flows are based on a five-year strategic plan plus an extrapolation of the cash flows beyond the five-year plan, plus a terminal value. In the case of other intangible assets, the period used is based on the economic life of the asset.

Estimated cash flows are discounted at long-term market interest rates that reflect the best estimate by sanofi-aventis of the time value of money, the risks specific to the asset or CGU, and economic conditions in the geographical regions in which the business activity associated with the asset or CGU is located.

Certain assets and liabilities that are not directly attributable to a specific CGU are allocated between CGUs on a basis that is reasonable, and consistent with the allocation of the corresponding goodwill.

Impairment losses on intangible assets are recognized under Impairment of intangible assets in the income statement.

D.5. Impairment of intangible assets and property, plant and equipment

•	Goodwill

The recoverable amount of cash generating units (CGUs) is determined by reference to the value in use of each CGU, based on discounted estimates of the future cash flows from the CGU in accordance with the policies described in Note B.6.1.

The allocation of goodwill to CGUs is shown below:

(€ million)	December 31, 2010
	Pharmaceuticals Europe	Pharmaceuticals North America	Pharmaceuticals Other Countries	Vaccines USA	Vaccines Other Countries	Group Total
Goodwill	13,718	12,525	4,612	739	338	31,932

Value in use is determined by applying a post-tax discount rate of 9% to estimated future post-tax cash flows for all CGUs. The pre-tax discount rate (calculated by iteration from the previously-determined value in use) applied to estimated future pre-tax cash flows is approximately 13% for the entire Group.

The assumptions used in testing goodwill for impairment are reviewed annually. Apart from the discount rate, the principal assumptions used in 2010 were as follows:

•

The perpetual growth rates applied to future cash flows were in a range from 0% (in particular, for Europe and North America) to 2% for Pharmaceuticals segment CGUs, and from 1% to 3% for Vaccines segment CGUs.

•

Sanofi-aventis also applies assumptions on the probability of success of its current research and development projects, and more generally on its ability to renew its product portfolio in the longer term.

Value in use (determined as described above) is compared with carrying amount, and this comparison is then subject to sensitivity analysis with reference to the two principal parameters (discount rate and perpetual growth rate).

No impairment would need to be recognized unless the discount rate used to calculate value in use was to exceed the 9% rate actually used by more than 2.5 percentage points. Similarly, a zero perpetual growth rate would not result in any impairment of the goodwill of these CGUs.

No impairment losses were recognized against goodwill in the years ended December 31, 2010, 2009 or 2008.

•	Other intangible assets

When there is evidence that an asset may have become impaired, its value in use is calculated by applying a post-tax discount rate to the estimated future post-tax cash flows from that asset. For the purposes of impairment testing, the tax cash flows relating to the asset are determined using a notional tax rate incorporating the notional tax benefit that would result from amortizing the asset if its value in use were regarded as its depreciable amount for tax purposes. Applying post-tax discount rates to post-tax cash flows gives the same values in use as would be obtained by applying pre-tax discount rates to pre-tax cash flows.

•

The post-tax discount rates used during 2010 for impairment testing of other intangible assets in the Pharmaceuticals and Vaccines segments were obtained by adjusting the Group’s weighted average cost of capital of 8% to reflect specific country and business risks, giving post-tax discount rates in a range from 9% to 13%.

•

In most cases, there are no market data that would enable fair value less costs to sell to be determined other than by means of a similar estimate based on future cash flows. Consequently, the recoverable amount is in substance equal to the value in use.

In 2010, impairment losses of €433 million were recognized based on the results of impairment testing of other intangible assets. These losses arose mainly on marketed products (€291 million), including Actonel® (due to proposed amendments to the terms of the collaboration agreement with Warner Chilcott, see Note C.2.) and Shan5® (due to revised sales projections following reclassification of the vaccine by the World Health Organization). Impairment losses recognized in respect of research projects totaled €142 million, and arose mainly from revisions to the development plan for BSI-201 following announcement of the initial results from the Phase III trial in triple-negative metastatic breast cancer and from decisions to halt development on some other projects.

In 2009, impairment losses of €372 million were recognized based on the results of impairment tests. These losses related mainly to the marketed products Actonel®, Benzaclin® and Nasacort®, and took account of changes in the competitive environment and the approval dates of generics.

In 2008, impairment losses were recognized to take account of:

•

the discontinuation of research projects, principally larotaxel and cabazitaxel (new taxane derivatives intended as treatments for breast cancer, €1,175 million) and the antihypertensive ilepatril, both of which were recognized as assets on the acquisition of Aventis, plus the oral anti-cancer agent S-1 following the termination of the agreement with Taiho Pharmaceutical on development and marketing of this product;

•	settlements reached with Barr in the United States relating to the marketed product Nasacort®, and the impact of generics on certain products.

•	Property, plant and equipment

Impairment losses taken against property, plant and equipment are disclosed in Note D.3.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Laurent Gilhodes

Vice President, Corporate Accounting

Copy :

•	Jérôme Contamine, Executive Vice President Chief Financial Officer

•	John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

•	Sasha Parikh, SEC Staff Accountant

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